SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main,

Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2022, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 8 hereof;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on pages 8 to 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 19, 2021 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 6, 2024, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0743 (EUR 0.9308 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2023

The following information is primarily derived from KfW’s press release and related press conference of February 7, 2024 announcing selected preliminary results for the full year ended December 31, 2023. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2023 at the end of March 2024.

KfW Group’s total assets increased by 1.1% or EUR 6.1 billion, from EUR 554.6 billion as of December 31, 2022 to EUR 560.7 billion as of December 31, 2023. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 2.1%, or EUR 14.9 billion, to EUR 724.5 billion as of December 31, 2023 from EUR 709.6 billion as of December 31, 2022.

KfW expects its group operating result before valuation and promotional activity for 2023 to be in line with its positive financial performance for the first three quarters of 2023. The group’s operating result before valuation and promotional activity is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and (iv) expenses relating to promotional activities.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2023, compared to the corresponding period in 2022.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Year ended December 31,		Year-to-Year
	2023 (1)	2022	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	39,117	64,839	-40
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	35,852	69,970	-49
KfW Capital	2,129	1,259	69
Export and Project Finance (KfW IPEX-Bank)	24,152	18,120	33
KfW Entwicklungsbank	9,040	10,931	-17
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,869	1,644	14
Financial markets	480	415	16

Total promotional business volume (2) (3)	111,312	166,938	-33

*	Amounts in the table may not add up due to rounding differences.
(1)	Preliminary and unaudited.
(2)

Total promotional business volume for the full year ended December 31, 2023 has been adjusted for commitments of EUR 1.3 billion, compared to EUR 241 million for the corresponding period in 2022, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(3)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

In 2023, KfW’s total promotional business volume amounted to EUR 111.3 billion, compared to EUR 166.9 billion in 2022. The lower promotional business volume in 2023, as compared to 2022, was primarily driven by a significant reduction of the volume committed in the SME Bank & Private Clients business sector and the decrease in loan commitments to energy companies in KfW’s business sector Customized Finance & Public Clients, which the Federal Government mandated in 2022 following Russia’s invasion of Ukraine.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 39.1 billion in 2023, compared to EUR 64.8 billion in 2022. This significant decrease was attributable to lower commitments in both the SME Bank as well as in the Private Clients segment due to more stringent application criteria with respect to the program Federal Funding for Efficient Buildings (BEG), as well as lower commitments made in the priority area of start-ups and corporate investments (Gründung & Unternehmensinvestitionen) due to the expiry of the KfW Special Program (KfW-Sonderprogramm). Commitments in SME Bank declined to EUR 20.4 billion in 2023, compared to EUR 33.1 billion in 2022. Commitments in Private Clients declined to EUR 18.8 billion in 2023, compared to EUR 31.8 billion in 2022.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 35.9 billion in 2023, compared to EUR 70 billion in 2022. As indicated above, the lower promotional business volume for 2023 compared to 2022 was primarily driven by the decrease in loan commitments to companies in the energy sector in 2023. As previously disclosed, the commitments in this respect in 2022, which amounted to EUR 54.2 billion as of December 31, 2022, were made under special mandates (Zuweisungsgeschäft) by the Federal Government against the background of rising energy prices and their impact on the stability of the relevant infrastructure in Germany following Russia’s invasion of Ukraine.

Commitments related to KfW Capital amounted to EUR 2.1 billion in 2023, compared to EUR 1.3 billion in 2022. This substantial increase is mainly due to the investments made by KfW on a fiduciary basis for the Federal Government with governmental funds into the “European Tech Champions Initiative” and the “DeepTech & Climate Fonds” under the “Future Fund” (Zukunftsfonds).

Commitments in KfW’s Export and Project Finance business sector amounted to EUR 24.2 billion in 2023, compared to EUR 18.1 billion in 2022. This increase was due to higher commitments in almost every sector (except for Financial Institutions, Trade and Commodity Finance and Infrastructure), particularly in the Energy sector.

Commitments related to KfW Entwicklungsbank amounted to EUR 9.0 billion in 2023, compared to EUR 10.9 billion in 2022. This decrease was mainly driven by lower commitments with respect to Financial Cooperation Standard Loans / Grants (FZ-Standardkredite/Zuschüsse).

Commitments of DEG amounted to EUR 1.9 billion in 2023, compared to EUR 1.6 billion in 2022.

Commitments in KfW’s Financial Markets business sector amounted to EUR 480 million in 2023, compared to EUR 415 million in 2022. All commitments in KfW’s Financial Markets business sector were made under KfW’s green bond portfolio.

Sources of Funds

For 2023, the volume of funding raised by KfW in the capital markets to refinance its promotional business totaled EUR 90.2 billion, of which 54% was raised in euro, 29% in U.S. dollar and the remainder in eight other currencies.

With respect to refinancing its funding requirements resulting from the KfW Special Program and from its support of companies in the energy sector under special mandates of the Federal Government, KfW, as previously disclosed, has had access to an additional source of financing through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF). Refinancing through the WSF in 2023 totaled EUR 6.9 billion, of which EUR 2.0 billion related to the KfW Special Program and EUR 4.9 billion related to the support of companies in the energy sector.

Other Recent Developments

Funding Volume for 2024

KfW has announced that it expects its volume of long-term funding to be raised in the capital markets in 2024 to be in a range of EUR 90 billion to EUR 95 billion, of which EUR 10 billion to EUR 13 billion are planned to be raised through green bond issuances.

Financial Markets

Privatization Transaction

On February 6, 2024, KfW priced the sale of 50 million shares of Deutsche Post AG on the basis of an accelerated bookbuild offering to institutional investors, which is expected to close on February 9, 2024. This transaction represents a continuation of Deutsche Post AG’s privatization process, which was conducted in close consultation with the Federal Ministry of Finance, and will result in a reduction of KfW’s stake in Deutsche Post AG from approximately 20.5% to 16.5% as of the closing date.

KfW Green Bond Framework

In December 2023, KfW published an updated Green Bond Framework on its website, which applies to issuances of green bonds by KfW from January 1, 2024 onwards. The new Green Bond Framework supports the project categories Renewable Energy, Green Buildings (formerly Energy Efficiency) and Clean Transportation, which were already supported by the predecessor framework, and also includes two new project categories, Biodiversity and Climate Protection Programme for Corporates. Unless otherwise indicated, information available on, or accessible through, KfW’s website is not incorporated herein by reference.

KfW Green Bond Portfolio

KfW’s green bond portfolio was launched in 2015 under a mandate of the German Federal Ministry for the Environment, Nature Conservation and Nuclear Safety (now named Federal Ministry for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection). After the agreed targets were reached, the ministry and KfW agreed to terminate the mandate, which expired at the end of December 2023. Existing green bonds will be held to maturity.

Strategic Shareholdings

HENSOLDT AG

In December 2023, the Federal Government mandated KfW, pursuant to and in accordance with the original special mandate of March 2021 and article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to acquire new shares in Hensoldt AG’s capital increase announced on December 7, 2023, pro-rata to their 25.1% shareholding. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment in Hensoldt.

TransnetBW GmbH

Pursuant to a special mandate issued by the Federal Government under article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), on November 10, 2023, KfW entered into a sale and purchase agreement with EnBW Energie Baden-Württemberg AG to acquire a 24.95% participation in TransnetBW GmbH. The transaction closed on November 30, 2023. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2022	-0.4	0.8
1st quarter 2023	0.1	0.0
2nd quarter 2023	0.0	0.1
3rd quarter 2023	0.0	-0.3
4th quarter 2023	-0.3	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) declined by 0.3% in the fourth quarter of 2023 compared with the third quarter of 2023 on a price-, seasonal- and calendar-adjusted basis. After the German economy more or less stagnated in the first three quarters of 2023, economic performance in the fourth quarter of 2023 decreased, in particular due to a marked decline in gross fixed capital formation in construction and in machinery and equipment.

Compared with the fourth quarter of 2022, GDP in the fourth quarter of 2023 was down a price- adjusted 0.4%. After price and calendar adjustment, the decrease was only 0.2%, as there was one less working day in the fourth quarter of 2023 than in the fourth quarter of 2022.

Overall, economic development in Germany faltered in 2023 with price-adjusted GDP decreasing by 0.3% compared with 2022. After adjustment for calendar effects, the decline in economic performance amounted to 0.1%. High prices, deteriorating financing conditions due to rising interest rates and weaker domestic and foreign demand dampened economic growth. Nonetheless, the price-adjusted GDP in 2023 was 0.7% higher than in 2019, the year before the COVID-19 pandemic.

Household consumption in 2023 decreased by 0.8% on a price-adjusted basis compared with 2022, likely due primarily to high consumer prices. Expenditure declines mainly affected areas where prices in 2023 had remained high or had increased further compared with 2022. Price-adjusted expenditure on durable goods, such as furnishings and household appliances, registered a particularly sharp decline of 6.2%. The general government also reduced its price-adjusted consumption expenditure by 1.7% in 2023, representing the first such reduction in almost 20 years. This reduction was primarily due to the discontinuation of state-financed COVID-19 measures, which had helped bolster economic performance from 2020 onwards.

Gross fixed capital formation in construction declined 2.1% on a price-adjusted basis in 2023 compared with 2022. In addition to high construction prices, the construction sector was also affected by the marked increase in interest rates, which dampened housing construction in particular. By contrast, gross fixed capital formation in machinery and equipment increased by 3.0% in 2023 compared with 2022, after adjustment for price effects. This was mainly attributable to an increase in new commercial registrations of passenger cars, which was buoyed by an eco-bonus for electric company cars that applied until August 2023.

The subdued pace of growth of the global economy and weak domestic demand in 2023 also impacted foreign trade, which declined despite falling prices. Imports experienced a price-adjusted contraction of 3.0%, while exports experienced a price-adjusted contraction of 1.8%. Accordingly, the balance of exports and imports had a positive effect on GDP growth.

In 2023, the development of gross value added was mixed in the individual sectors of economic activity. Overall, economic performance in industry (excluding construction) declined considerably, contracting by 2.0% compared with 2022, primarily due to much lower production in the energy supply sector.

Manufacturing, which accounts for almost 85% of industry (excluding construction), declined by 0.4% in 2023 after adjustment for price effects. Positive contributions in the industry sector (excluding construction) mainly came from the automotive industry and the manufacture of other transport equipment. By contrast, production and value added once again declined in energy-intensive industrial branches, such as the chemical and metal industries, after economic performance in these sectors had already reacted very strongly to rising energy prices in 2022.

Sources: Federal Statistical Office, Gross domestic product down 0.3% in 2023, press release of January 15, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_019_811.html); Federal Statistical Office, Gross domestic product in the 4th quarter of 2023 down 0.3% on the previous quarter, press release of January 30, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_038_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2022	-0.4	8.1
January 2023	1.0	8.7
February 2023	0.8	8.7
March 2023	0.8	7.4
April 2023	0.4	7.2
May 2023	-0.1	6.1
June 2023	0.3	6.4
July 2023	0.3	6.2
August 2023	0.3	6.1
September 2023	0.3	4.5
October 2023	0.0	3.8
November 2023	-0.4	3.2
December 2023	0.1	3.7

Consumer prices in Germany rose by 5.9% in 2023 on an annual average basis compared with 2022; the rate of inflation for 2023 was therefore lower compared with 2022, when consumer prices in Germany rose by 6.9% compared to 2021. Food prices increased in a particularly sharp manner on an annual average basis in 2023. In December 2023, the inflation rate – measured as the year-on-year change in the consumer price index – increased to 3.7% after having declined in the preceding months.

The prices of energy products rose 5.3% in 2023 compared with 2022, following a steep increase of 29.7% year-on-year in 2022. Pressure on the overall development of energy prices eased in the period from March to December 2023; monthly rates of inflation for energy were much lower than at the start of 2023 and a downward price trend was even observed in October and November of 2023. However, these results for 2023 are largely due to the elevated price level of 2022, with which 2023 is compared. Prices of household energy rose 14.0% on an annual average basis in 2023. For example, natural gas cost 14.7% more than a year earlier and the costs of electricity rose by 12.7%. Among household energy products, the price of heating oil, by contrast, fell substantially by an annual average of 22.2% in 2023 compared with 2022. Motor fuel also declined by 5.8% on an annual average basis. The development of the price of individual motor fuels was very heterogeneous, however (diesel fuel: -11.3%; supergrade petrol: -4.0%; liquefied petroleum gas: +3.0%). Excluding energy prices, the year-on-year rate of price increase in 2023 would have been 6.0%; excluding energy and food prices, which is often referred to as “core inflation”, it would have been 5.1%.

The prices of goods (total) rose by 7.3% on an annual average basis in 2023 compared with 2022. The prices of non-durable consumer goods were up 8.8%; notable price increases were recorded not only for food (+12.4%), but also for non-alcoholic beverages (+10.5%), alcoholic beverages and tobacco (+8.5%). Durable consumer goods cost 4.8% more in 2023; here, too, substantial price raises were determined for several goods such as furniture and lighting equipment (+6.9%) and vehicles (+6.3%). There were below-average increases in the prices of services (total) in 2023 compared with 2022 (+4.4%), with net rents exclusive of heating expenses rising by an average of 2.0% in 2023. The price development in public short-distance passenger transport was also below the 2023 average, which was mainly due to the introduction of the Germany ticket for public transport. Prices for combined transport rose by 2.5% in 2023 compared with 2022. Much stronger price increases were recorded for some services, such as package holidays (+9.1%), maintenance and repair of vehicles (+8.4%) and restaurant and accommodation services (+8.1%).

Compared with December 2022, the inflation rate in Germany was up 3.7% in December 2023. The rise in prices accelerated at the end of 2023, following a 3.2% increase in November 2023. A jump in energy prices was seen in December 2023. Energy prices were up 4.1% year-on-year in December 2023, after being down 4.5% in November 2023. The development of energy prices in December 2023 was driven by a base effect originating from a one-off measure, known as “December immediate assistance”, whereby the Federal Government covered the cost of households’ monthly advance payments on gas and heating in December 2022. This measure had a dampening effect on the overall index in December 2022 and, consequently, drove up the index in December 2023. Natural gas cost 34.0% more in December 2023 compared with 2022, and district heating cost 58.4% more. By contrast, electricity prices in December 2023 remained stable compared with December 2022. Light heating oil cost 11.0% less than a year earlier, and motor fuel prices fell by 1.1%.

The prices of goods (total) were up 4.1% in December 2023 when compared with December 2022. A price increase of 4.9% was recorded for non-durable consumer goods including food and energy. Durable consumer goods also became more expensive (+2.9%), including clothing (+3.4%) and furniture and lighting equipment (+3.0%). The prices of services (total) were up 3.2% in the same period, including net rents exclusive of heating expenses (+2.0%). Markedly higher prices were recorded, for example, for restaurant and accommodation services (+5.6%). The Germany ticket of public transport, which has been available since May 2023, had a dampening effect on the increase in service prices also in December 2023. A particular price drop was observed for combined tickets for rail, bus and the like (-22.9%) compared with December 2022.

Compared with November 2023, the consumer price index rose by 0.1% in December 2023. Food prices remained almost unchanged (+0.1%; including fruit: +1.5%). Energy prices, however, fell by 1.9% compared with November 2023. Price decreases were observed in particular for mineral oil products (-3.3%; of which motor fuels fell by 3.3% and heating oil fell by 3.0%). By contrast, rail tickets became more expensive in December 2023 as a result of the annual price adjustment, with a particularly pronounced increase in the prices of short-distance rail tickets (+5.1%).

According to provisional estimates, the consumer price inflation rate is expected to be 2.9% in January 2024 compared to January 2023.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +5.9% in 2023, press release of January 16, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_020_611.html); Federal Statistical Office, Inflation rate of +2.9% expected in January 2024, press release of January 31, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_042_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2022	2.9	3.0
January 2023	3.1	3.0
February 2023	3.0	2.9
March 2023	2.9	2.9
April 2023	3.1	2.9
May 2023	2.8	2.9
June 2023	3.0	3.0
July 2023	3.0	3.0
August 2023	3.2	3.0
September 2023	3.0	3.1
October 2023	3.1	3.1
November 2023	3.0	3.1
December 2023	2.9	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to December 2022, the number of employed persons in December 2023 increased by approximately 203,000 or 0.4%. Compared to November 2023, the number of employed persons in December 2023 rose slightly by 23,000 or 0.1%, after adjustment for seasonal fluctuations.

In December 2023, the number of unemployed persons increased by approximately 13,000 or 1.0%, compared to December 2022. Adjusted for seasonal and irregular effects, the number of unemployed persons in December 2023 was 1.37 million, which was an increase of 5,000 compared to November 2023.

Sources: Federal Statistical Office, Slight increase in employment in December 2023, press release of January 31, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_040_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – November 2023	January – November 2022
Trade in goods, including supplementary trade items	219.1	108.1
Services	-58.3	-31.8
Primary income	143.6	128.9
Secondary income	-55.1	-61.0

Current account	249.2	144.1

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of January 11, 2024 (https://www.bundesbank.de/resource/blob/914168/d576f00b5b9162963de05ffd505f236d/mL/2024-01-11-zahlungsbilanz-anlage-data.pdf).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, general government budgets recorded a financial deficit (net borrowing) of EUR 82.7 billion in 2023, compared to a financial deficit of EUR 96.9 billion in 2022. Central government, in particular, managed to reduce its financial deficit in 2023 substantially compared with 2022. Expenditure had risen considerably in 2022 as a consequence of the Federal Government’s relief packages to reduce the impact of the energy crisis and stabilize the economy. Although substantial payments also had to be made in 2023 to finance the brake on gas and electricity prices, not much had to be spent to fight the COVID-19 pandemic. In addition, there was a decline in central government transfers to state government and social security funds, whose financial balances deteriorated as a consequence. The ongoing financial burden as a result of the high number of refugees was reflected by increased expenditure in local government, which recorded a deficit at the end of 2023. Measured as a percentage of GDP at current prices, the deficit ratio of the general government was 2.0% in 2023 and therefore substantially lower than in the three preceding years. This value is also below the 3% reference value of the European Stability and Growth Pact, which, however, was suspended up to and including 2023.

According to provisional figures of the Deutsche Bundesbank, the general government gross debt ratio was 64.8% of GDP at the end of the third quarter of 2023. This represents a 0.2% increase when compared to the end of the second quarter of 2023 and a 3.0% decrease when compared with the end of the third quarter of 2022.

Sources: Federal Statistical Office, Gross domestic product down 0.3% in 2023, press release of January 15, 2024 (https://www.destatis.de/EN/Press/2024/01/PE24_019_811.html); Deutsche Bundesbank, Verschuldung gem.
Maastricht-Vertrag—Deutschland—Gesamtstaat—in % des BIP, accessed on January 30, 2024 (https://www.bundesbank.de/dynamic/action/de/statistiken/zeitreihen-datenbanken/zeitreihen-datenbank/723452/723452?listId=www_v27_web011_21a&tsId=BBK01.BQ9959&dateSelect=2023).

Other Recent Developments

Monetary Policy

On December 14, 2023 and January 25, 2024, the Governing Council of the European Central Bank (“ECB”) reaffirmed its decisions of September 14, 2023 and October 26, 2023, by deciding to keep the three key ECB interest rates unchanged at 4.50% (main refinancing operations), 4.75% (marginal lending facility) and 4.00% (deposit facility). Based on its assessment as of January 25, 2024, the Governing Council considers that the key ECB interest rates are at levels that, if maintained for a sufficiently long duration, can be expected to make a substantial contribution to the timely return of inflation to the medium-term target level of 2%.

On January 25, 2024, the Governing Council of the ECB also announced that the Asset Purchase Programme (APP) portfolio is declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities. The Governing Council stated that it intends to continue to reinvest, in full, the principal payments from maturing securities purchased under the Pandemic Emergency Purchase Programme (PEPP) during the first half of 2024. Over the second half of the year, it intends to reduce the PEPP portfolio by EUR 7.5 billion per month on average. The Governing Council intends to discontinue reinvestments under the PEPP at the end of 2024. It stated it will continue applying flexibility in reinvesting redemptions coming due in the PEPP portfolio, with a view to countering risks to the monetary policy transmission mechanism related to the COVID-19 pandemic.

Sources: European Central Bank, Monetary policy decisions, press release of December 14, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp231214~9846e62f62.en.html); European Central Bank, Monetary policy decisions, press release of January 25, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240125~f738889bde.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ TIM ARMBRUSTER
Name: Tim Armbruster
Title: Senior Vice President and Treasurer

By:	/S/ JOCHEN LEUBNER
Name: Jochen Leubner
Title: Vice President

Date: February 7, 2024